Filed by Target Global Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Target Global Acquisition I Corp.

Commission File No.: 001-41135

VenHub Opens Its First 24/7, Autonomous Smart Store in Southern California

North Hollywood retail location is stocked and ready to serve community

•	The Company’s autonomous solution features a modular design, reducing building and operating costs while advanced security measures protect inventory and consumer data.

•	VenHub’s proprietary robotics and AI-driven platform ensures precise product handling, efficient inventory management, and a smooth, unattended retail experience.

•	VenHub aims to leverage its scalable, data-driven approach to transform retail environments, offering a more accessible and cost-effective model for consumers and retailers.

PASADENA, Calif., Jan. 13, 2025 (GLOBE NEWSWIRE) – via IBN – VenHub Global, Inc. (“VenHub” or the “Company”), an emerging AI and robotics technology company, today announces the successful launch of its first fully autonomous Smart Store, now live at 11720 Vanowen Street in North Hollywood, California. This store was sold to one of VenHub’s valued customers who is excited to introduce a next-generation shopping experience to the local community.

This new Smart Store carries over 400 product SKUs, is equipped with six smart refrigerated cabinets, four dry cabinets, and four delivery windows that can serve multiple customers at once. With the VenHub App now live in the Apple App Store and Google Play Store, consumers can enjoy faster and more convenient access to products around the clock.

This inaugural location signals the beginning of a widespread rollout across Southern California and eventually into communities throughout the United States. VenHub’s Smart Stores operate around the clock without on-site staff, offering a faster, more convenient, and highly secure environment that encourages both consumers and retailers to embrace a fresh approach to shopping. Driven by customers, fueled by innovation, and making history every day, VenHub stands ready to meet the growing demand for autonomous retail solutions around the globe.

Management Commentary

“I want to thank our shareholders and our partners for their support, and I also want to recognize the entire VenHub team for their passion, hard work and dedication to creating a Smart Store that will change the retail landscape for generations,” said Shahan Ohanessian, CEO of VenHub. “We will soon be releasing our launch plans across the United States, and we know our customers want their Smart Stores sooner rather than later. We are working diligently to meet the very high demand, and we thank our 1,000-plus preorders for their support and patience. At the same time, we are relentlessly increasing our production capacity to ensure each VenHub Store is smarter, faster and more convenient for store owners and consumers alike.”

VenHub has already begun outlining additional store openings in Southern California and plans to accelerate its nationwide expansion, reflecting strong interest across the United States. The Company also sees significant global demand and is preparing launch plans for other countries and continents to accommodate this widespread enthusiasm.

About VenHub

VenHub Global, Inc. is reshaping the retail industry through its autonomous, AI-driven Smart Stores. By blending advanced robotics, intelligent inventory management, and secure unattended operations, VenHub delivers a 24/7 retail model that can adapt rapidly to shifting consumer demands and changing market conditions. This forward-looking approach is poised to benefit a diverse range of sectors, from everyday convenience goods to specialized products, positioning VenHub as a transformative force in the ongoing evolution of retail.

Investor Relations Contact

IR@VenHub.com

888-585-4999

Additional Information and Where to Find It

This document relates to a proposed transaction between Target Global Acquisition I Corp. (“SPAC”) and VenHub. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. VenHub and SPAC intend to file a registration statement on Form S-4 that will include a proxy statement/prospectus of SPAC. The proxy statement/prospectus will be sent to all Company shareholders. Acquiror also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SPAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SPAC may be obtained free of charge from SPAC’s website at https://tgacquisition1.com/ or by written request to Acquiror at 40 West 57th Street, 29th Floor, New York, New York 10019.

Participants in the Solicitation

VenHub and SPAC and their respective directors and officers may be deemed to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VenHub Global, Inc. (the “Company”) and Target Global Acquisition I Corp. (“SPAC”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by the Company and the markets in which it operates, the Company’s business strategy and the Company’s projected future results, including its ability to operate profitably in the future, its ability to attract and retain end users, its ability to launch new generations of its products, its ability to raise additional capital and the success of any future acquisitions, partnership and joint ventures. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities, (ii) the risk that the transaction may not be completed by SPAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of SPAC and the Company and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on the Company’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of the Company or diverts management’s attention from the Company’s ongoing business operations and potential difficulties in the Company’s employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against the Company, SPAC or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the ability of the Company, SPAC or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (x) volatility in the price of the securities of the Company, SPAC or a successor thereto due to a variety of factors, including changes in the competitive and regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the Company’s ability to increase the prices of its products (xiii) the risk that the Company may be unable to manufacture products of sufficient quality and on schedule and scale, that would appeal to a large customer base, and (xiv) the risk that the Company may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 filed in connection with the transactions described herein, the proxy statement/prospectus discussed below, SPAC’s periodic reports and other documents filed by the Company, SPAC or a successor thereto from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this communication represent the views of SPAC and the Company as of the date of this communication. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and SPAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor SPAC gives any assurance that either the Company or SPAC will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or SPAC or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Wire Service Contact:

IBN

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Editor@InvestorBrandNetwork.com